UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated January 2, 2020, announcing that the Company has entered into a sale and leaseback agreement with Taiping & Sinopec Financial Leasing Ltd Co. for the three VLCC vessels Nautica, Nectar and Noble.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: January 2, 2020

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Executive Officer

EXHIBIT 99.1

PRESS RELEASE Thursday, 2nd of January 2020 – 8.00 a.m. CET _______________________________________

SALE AND LEASEBACK
OF THREE VLCCs

Antwerp, Belgium, 2nd of January 2020 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) announces today that it has entered into a sale and leaseback agreement for three VLCC vessels with Taiping & Sinopec Financial Leasing Ltd Co. The three VLCCs are the Nautica (2008 – 307,284), Nectar (2008 – 307,284) and Noble (2008 – 307,284), which were all built in the Dalian shipyard. The vessels were sold for a net en-bloc purchase price of USD 126 million.

The transaction produced a capital gain of about USD 23.0 million and will be booked as an operating lease under IFRS. After repayment of the existing debt, the transaction generated USD 66.6 million free cash. The vessels were delivered to their new owners on 30 December 2019. Arctic acted as the sole financial advisor in this transaction.

Euronav has leased back the three vessels under a 54-months bareboat contract1 at an average rate of USD 20,681 per day per vessel. At the end of the bareboat contract, the vessels will be redelivered to their new owners. Euronav enjoys purchase options exercisable after the first year.

Euronav CEO Hugo De Stoop, said: “Euronav is pleased and honoured to have executed this transaction with a leading Chinese counterparty. Consistent with our approach on fleet renewal, we are securing an excellent price for these vessels whilst retaining the capability to recycle this cash into younger tonnage. At the same time we maintain our exposure to a freight market that is currently characterized by robust market fundamentals and which is, we believe, in the early stages of a sustained cycle of elevated cashflows.”

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1 A charter under which a customer pays a fixed daily or monthly rate for a fixed period of time for use of the vessel. The customer pays all costs of operating the vessel, including voyage and vessel expenses.

PRESS RELEASE Thursday, 2nd of January 2020 – 8.00 a.m. CET _______________________________________

Contact:
Brian Gallagher – Head of IR, Research and Communications & Executive Committee member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Announcement of Q4 2019 results:  Thursday, 30 January 2020
About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 ULCCs, 42 VLCCs, 27 Suezmaxes (of which 2 owned in 50%-50% joint venture) and 2 FSO vessels (both owned in 50%-50% joint venture).

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.